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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY, 2000

                                   CAMTEK LTD.
                 (Translation of Registrant's Name into English)

          INDUSTRIAL ZONE o P.O. BOX 631 o MIGDAL HAEMEK 10556 o ISRAEL
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20F or Form 40-F.         Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of
1934.           Yes [  ]          No [X]


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                  Attached hereto as Exhibit (99.1) and incorporated by
reference herein is a press release of the registrant, dated as of July 28, 2000, announcing the initial public offering of its ordinary shares.

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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CAMTEK LTD.
                                         (Registrant)

                                     By: /s/ YOTAM STERN
                                         -----------------------------
                                         Yotam Stern,
                                         CHIEF FINANCIAL OFFICER

Dated:  July 31, 2000


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                                  EXHIBIT INDEX

(99.1)      Press release dated July 28, 2000